                                                                            Exhibit 99.1

                    Volvo Aero Signs Major Contract for Production of Fan Cases

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 13, 2006--Volvo Aero has signed a contract for the production of the largest component in an aircraft engine, the fan case, for the Rolls-Royce Trent 1000 engine. The engine is intended for Boeing's new 787 Dreamliner aircraft.

The value of the contract is estimated to about SEK 1.1 billion for Volvo Aero over an expected period of 15-20 years.

In December 2004, Volvo Aero acquired the company Aero-Craft in Newington, Connecticut, in the US. This acquisition provided Volvo
Aero with the possibility to manufacture the very largest parts of an aircraft engine, which encases the forward section of the engine. The fan case is made of titanium and has a diameter of about three meters.

Through a contract with Carlton Forge Works, Volvo Aero will produce components for the Trent 1000 for the Boeing 787 Dreamliner.
This involves three different components - the forward fan case, the inner ring and the outer guide vane ring.

The development hardware (prototype) deliveries have already begun and serial deliveries are expected to commence at the end of 2006.
Volvo Aero management has already begun to investigate extending the facility in Newington, in line with its capacity planning.

According to another contract with Goodrich Aerostructures, Aero-Craft will also deliver fan cases for the Rolls-Royce engine
Trent 900 for the large Airbus A380, for which Volvo Aero in Trollhattan already produces the Intermediate Compressor Case directly for Rolls-Royce. According to plans, deliveries of fan cases for Trent 900 will commence during the second half of 2006.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the
Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Anders Quist, +46 520-94489 / +46 70 720 0557
or
Anders Nilsson, +46 520 94607 / +46 70 574 1305